NEWS RELEASE


COMMAND SECURITY
CORPORATION [logo]


COMPANY CONTACT:
Barry Regenstein, Chief Operating Officer
Command Security Corporation
845-454-3703


                          COMMAND SECURITY CORPORATION
                                     REPORTS
                   FOURTH FISCAL QUARTER AND YEAR-END RESULTS

Lagrangeville,  New York***June 29, 2005***Command  Security Corporation (OTCBB:
CMMD.OB) announced today its results for the fourth fiscal quarter and year ended March 31, 2005.

Revenues for the three months ended March 31, 2005 increased $35,634, or .2%, to $19,773,202, compared with revenues of $19,737,568 in the same period of the prior year. Revenues for the year ended March 31, 2005 increased $3,749,962, or 4.9%, to $79,654,744, compared with revenues of $75,904,782 in the same period of the prior year. The increase in revenues for the twelve month period was primarily due to an aviation services contract with Delta Airlines that commenced in August 2003.

Operating loss for the three months ended March 31, 2005 was $227,972, compared with $312,591 in the same period of the prior year. Operating loss for the year ended March 31, 2005 was $289,483, compared with operating income of $195,431 in the same period of the prior year. Operating loss for the three months ended March 31, 2005 includes approximately $210,000 of legal fees and a non-cash charge of $106,000 for employee compensation costs. Operating loss for the year ended March 31, 2005 includes approximately $685,000 of costs incurred by the Company in connection with the change in the Company's management and Board of Directors in August 2004, and related legal expenses as well as employee compensation costs noted above.

Net loss applicable to common stockholders for the three months ended March 31, 2005 was $21,342, compared with $488,446 in the same period of the prior year. Net loss applicable to common stockholders for the year ended March 31, 2005 was $428,668, compared with $473,103 in the same period of the prior year.

There was no net income or loss per common share for the three months ended March 31, 2005, compared with a net loss of $.08 per common share for the same period of the prior year. Net loss per common share for the year ended March 31, 2005 was $.06 compared with $.08 in the prior year period.

Barry Regenstein, Chief Operating Officer and Chief Financial Officer, commented "As a result of the Company's March 31st fiscal year-end, our fourth quarter results are historically adversely impacted by higher payroll taxes and state unemployment insurance costs. While the 2005 fiscal year results included significant costs as noted above, we can be proud of the progress we've made so far. We remain committed to our primary objective of accelerating the long-term profitable growth of the Company, and are encouraged by the continuing advancements we're making in sales, employee retention and customer satisfaction. We'll continue to focus on running our business as best in class, while employing our increasing financial strength in focused, disciplined ways that create greater value for our shareholders, customers and employees. Ever-expanding opportunities and our commitment to quality highlight our path towards long-term success."

Command Security Corporation provides aviation and security guard services through company-owned offices in California, Connecticut, Delaware, Florida, Illinois, Maine, Maryland, Massachusetts, New Jersey, New York, Oregon and Pennsylvania.

This  announcement  contains  forward-looking  statements  within the meaning of
Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those projected in the forward-looking statements as a result of various factors including the ability of the company to successfully commercialize its new technologies as well as risk factors set forth under "OUTLOOK" in the company's annual report on Form 10-KSB for the year ended March 31, 2005, and such other risks detailed from time to time in the company's reports filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For more information concerning the Company, please refer to its website at www.commandsecurity.com and to the Edgar website www.sec.gov/edgar.shtml.

                          COMMAND SECURITY CORPORATION

-------------------------------------------- ----------------------------- ----------------------------
                                                  Three Months Ended            Fiscal Year Ended
                                                      March 31,                     March 31,
                                                      (Audited)                     (Audited)

-------------------------------------------- -------------- -------------- ------------- --------------

                                                 2005           2004           2005          2004
                                                 ----           ----           ----          ----
-------------------------------------------- -------------- -------------- ------------- --------------
                                               $19,773,202    $19,737,568   $79,654,744    $75,904,782
Revenues

-------------------------------------------- -------------- -------------- ------------- --------------
                                                 (227,972)      (312,591)     (289,483)        195,431
Operating income (loss)

-------------------------------------------- -------------- -------------- ------------- --------------

Loss before income taxes                         (288,792)      (444,455)     (657,705)      (218,865)

-------------------------------------------- -------------- -------------- ------------- --------------

Benefit (provision) for income taxes               267,450        (3,317)       267,450       (91,543)

-------------------------------------------- -------------- -------------- ------------- --------------

Net loss                                          (21,342)      (447,772)     (390,255)      (310,408)

-------------------------------------------- -------------- -------------- ------------- --------------

Preferred stock dividends                               --       (40,674)      (38,413)      (162,695)

-------------------------------------------- -------------- -------------- ------------- --------------

Net loss applicable to common stockholders       $(21,342)     $(488,446)    $(428,668)     $(473,103)

-------------------------------------------- -------------- -------------- ------------- --------------

Net loss per common share
     Basic                                           $0.00        ($0.08)       ($0.06)        ($0.08)
     Diluted                                         $0.00        ($0.08)           n/a        ($0.08)

-------------------------------------------- -------------- -------------- ------------- --------------

Weighted average number of common shares
outstanding
     Basic                                       7,718,350      6,287,343     7,302,738      6,287,343
     Diluted                                     8,798,481      6,456,771     7,862,786      6,390,525

-------------------------------------------- -------------- -------------- ------------- --------------

Balance Sheet Highlights                          March 31, 2005  March 31, 2004
                                                     (Audited)       (Audited)

Cash                                                 $ 2,511,050     $    10,301
Accounts receivable                                   13,075,957      18,043,256
Total current assets                                  19,002,592      19,359,069
Total assets                                          20,237,426      21,927,409
Total current liabilities                             15,323,521      16,809,991
Short-term debt                                        4,838,473       9,453,168
Long-term debt                                            41,066         153,882
Stockholder's equity                                   4,409,327       4,493,708
Total liabilities and stockholder's equity           $20,237,426     $21,927,409